Exhibit 12 – Computation of Ratio

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

	Nine Months Ended		Year Ended
	September 30,		December 31,
($ in thousands)	2008	2007	2007	2006	2005	2004	2003
Interest Expense on Deposits	$17,875	$32,495	$42,255	$41,230	$21,214	$9,871	$10,121
All Other Interest Expense	4,622	5,984	8,460	3,023	3,687	2,930	1,444
Total Fixed Charges	$22,497	$38,479	$50,715	$44,253	$24,901	$12,801	$11,565

Income (Loss) Before Taxes	$8,538	$8,592	$9,165	$27,811	$(63,961)	$18,738	$17,267
Add: Fixed Charges	22,497	38,479	50,715	44,253	24,901	12,801	11,565
Income Before Taxes and Fixed Charges	$31,035	$47,071	$59,880	$72,064	$(39,060)	$31,539	$28,832

Ratio of Earnings to Fixed Charges:
Excluding Interest on Deposits	6.71 x	7.87 x	7.08 x	23.84 x	(10.59) x	10.76x	19.97 x
Including Interest on Deposits	1.38 x	1.22 x	1.18 x	1.63 x	(1.57) x	2.46 x	2.49 x